EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
March 31, 2023

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
(Expressed in US millions, except share amounts)

	As at
	March 31, 2023	December 31, 2022
	$	$
Assets
Current assets
Cash and cash equivalents	1,738	1,649
Marketable securities	3,125	3,404
Trade and other receivables, net	276	273
Loans, merchant cash advances and related receivables, net	629	580
Other current assets	159	144
	5,927	6,050
Long-term assets
Property and equipment, net	137	131
Right-of-use assets, net	345	355
Intangible assets, net	372	390
Deferred tax assets	41	41
Equity and other investments ($1,160 and $869, carried at fair value)	2,277	1,954
Goodwill	1,865	1,836
	5,037	4,707
Total assets	10,964	10,757
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	535	542
Deferred revenue	324	296
Lease liabilities	24	18
	883	856
Long-term liabilities
Deferred revenue	232	268
Lease liabilities	461	465
Convertible senior notes	914	913
Deferred tax liabilities	17	16
	1,624	1,662
Commitments and contingencies (Note 10)
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,199,414,560 and 1,195,697,614, issued and outstanding; unlimited Class B restricted voting shares authorized, 79,501,075 and 79,430,952 issued and outstanding; 1 Founder share authorized, 1 and 1 issued and outstanding (1)	8,886	8,747
Additional paid-in capital	32	30
Accumulated other comprehensive loss	(7)	(16)
Accumulated deficit	(454)	(522)
Total shareholders’ equity	8,457	8,239
Total liabilities and shareholders’ equity	10,964	10,757
(1) Prior year share amounts have been retrospectively adjusted to reflect the ten-for-one share split ("Share Split") effected in June 2022.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in US millions, except share and per share amounts)

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Revenues
Subscription solutions	382	345
Merchant solutions	1,126	859
	1,508	1,204
Cost of revenues
Subscription solutions	84	78
Merchant solutions	707	488
	791	566
Gross profit	717	638
Operating expenses
Sales and marketing	287	303
Research and development	458	304
General and administrative	123	109
Transaction and loan losses	42	20
Total operating expenses	910	736
Loss from operations	(193)	(98)
Other income (expense), net
Interest income	52	5
Net realized gain on equity and other investments	—	122
Net unrealized gain (loss) on equity and other investments	215	(1,677)
Foreign exchange gain (loss)	2	(5)
Total other income (expense), net	269	(1,555)
Income (loss) before income taxes	76	(1,653)
(Provision for) recovery of income taxes	(8)	179
Net income (loss)	68	(1,474)

Net income (loss) per share attributable to shareholders(1):
Basic	$0.05	$(1.17)
Diluted	$0.05	$(1.17)

Weighted average shares used to compute net income (loss) per share attributable to shareholders(1):
Basic	1,276,884,726	1,260,130,660
Diluted	1,291,682,051	1,260,130,660

Other comprehensive income
Unrealized gain on cash flow hedges	9	8
Tax effect on unrealized gain on cash flow hedges	—	(2)
Total other comprehensive income	9	6
Comprehensive income (loss)	77	(1,468)
(1) Prior year share and per share amounts have been retrospectively adjusted to reflect the Share Split effected in June 2022.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
(Expressed in US millions, except share amounts)

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Retained Earnings $	Total $
	Shares(1)	Amount $
As at December 31, 2021	1,258,971,590	8,040	161	(6)	2,938	11,133
Exercise of stock options	1,055,130	11	(5)	—	—	6
Stock-based compensation	—	—	118	—	—	118
Vesting of restricted share units	1,339,300	100	(100)	—	—	—
Net loss and comprehensive loss for the period	—	—	—	6	(1,474)	(1,468)
As at March 31, 2022	1,261,366,020	8,151	174	—	1,464	9,789
(1) Prior year share and per share amounts have been retrospectively adjusted to reflect the Share Split effected in June 2022.

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Shares	Amount $
As at December 31, 2022	1,275,128,567	8,747	30	(16)	(522)	8,239
Exercise of stock options	624,667	13	(7)	—	—	6
Stock-based compensation	—	—	135	—	—	135
Vesting of restricted share units	2,923,934	116	(116)	—	—	—
Issuance of restricted shares related to business acquisitions	238,468	10	(10)	—	—	—
Net income and comprehensive income for the period	—	—	—	9	68	77
As at March 31, 2023	1,278,915,636	8,886	32	(7)	(454)	8,457

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(Expressed in US millions)

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Cash flows from operating activities
Net income (loss) for the period	68	(1,474)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization and depreciation	29	17
Stock-based compensation	135	118
Amortization of debt offering costs	1	1
Provision for transaction and loan losses	28	10
Deferred income tax expense (recovery)	1	(184)
Revenue related to non-cash consideration	(48)	(26)
Net (gain) loss on equity and other investments	(215)	1,594
Unrealized foreign exchange (gain) loss	(3)	6
Changes in operating assets and liabilities(1)	104	(87)
Net cash provided by (used in) operating activities	100	(25)
Cash flows from investing activities
Acquisitions of property and equipment	(14)	(16)
Purchase of marketable securities	(1,098)	(1,464)
Maturity of marketable securities	1,397	1,930
Purchases and originations of loans (1)	(349)	(83)
Repayments of loans (1)	166	55
Purchase of equity and other investments	(90)	(454)
Acquisition of businesses, net of cash acquired	(31)	—
Net cash used in investing activities	(19)	(32)
Cash flows from financing activities
Proceeds from the exercise of stock options	6	6
Net cash provided by financing activities	6	6
Effect of foreign exchange on cash and cash equivalents	2	—
Net increase (decrease) in cash and cash equivalents	89	(51)
Cash and cash equivalents – Beginning of Period	1,649	2,503
Cash and cash equivalents – End of Period	1,738	2,452

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities	8	12
Lease liabilities arising from obtaining right-of-use assets	—	27
Acquired property and equipment remaining unpaid	7	6
Cash paid for income taxes, net	10	10
(1) Comparative figures have been reclassified in order to conform to the current period presentation.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)
1.Nature of Business

Shopify Inc. ("Shopify" or the "Company") was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere. The Company's software enables merchants to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

Founded in Ottawa, Canada, the Company's principal place of business is the internet.

2.Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), including the applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.
In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of its financial position, results of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2022. The condensed consolidated balance sheet at December 31, 2022 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.
Beginning with the first quarter of fiscal year 2023, the Company began reporting all dollar amounts in millions.
The interim results for the three months ended March 31, 2023 are not necessarily indicative of the results expected for the full fiscal year.

3.Significant Accounting Policies

There have been no material changes to the Company’s significant accounting policies during the three months ended March 31, 2023, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2022.

Use of Estimates

The preparation of the condensed consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates made by management. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Company is the principal or an agent to the arrangements with merchants; estimates of expected credit losses related to financial assets measured at amortized cost, including contract balances and loans and merchant cash advances; certain inputs used to fair value acquired intangible assets, including royalty rates and revenue growth rates; inputs used to fair value equity and other investments in private companies, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability; estimates and judgments involved in applying the measurement alternative associated with equity and other investments in private companies, including the Company's assessment to evaluate whether an investment is impaired through analyzing market conditions, business results and other qualitative measures and to measure the amount of that impairment, when applicable, by developing certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability; probabilities of achieving performance milestones associated with non-cash revenue consideration from strategic partnerships; estimates involved in evaluating the probability and amount of loss contingencies.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, loans, merchant cash advances and related receivables, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. We limit the amount of credit exposure with any one financial institution and conduct timely evaluations of the credit worthiness of these financial institutions. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables, and loans receivable and merchant cash advances. Trade and other receivables, and loans receivable and merchant cash advances are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada ("EDC"), a wholly-owned corporation of the Government of Canada, who is AAA rated as at March 31, 2023. The Company’s policies cover certain loans and merchant cash advances, subject under certain policies to minimum claim requirements and regional restrictions. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the condensed consolidated statements of operations and comprehensive income (loss). All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer's maximum liability under the policies, the majority of the Company's gross outstanding balance of loans and merchant cash advances as at March 31, 2023 is covered. The receivable related to insurance recoveries, if any, is included in the loans, merchant cash advances and related receivables balance. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Equity and Other Investments Risk

The Company holds equity and other investments that are subject to a wide variety of market-related risks that could substantially reduce or increase the fair value of our holdings. The Company's equity and other investments in public companies are recorded at fair value, which is subject to market price volatility. The Company's equity investments in private companies are recorded using the measurement alternative and are assessed each reporting period for observable price changes and impairments, which may involve estimates and judgments given the lack of readily available market data. Certain equity investments in private companies are in the early stages of development and are inherently risky due to their lack of operational

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

history. Our debt investments in convertible notes of private companies are recorded at fair value, which are impacted by the underlying entities' valuations and interest rates.

The Company has a high concentration of credit risk associated with a small number of equity and other investments that are impacted by fluctuations in their fair values or by observable changes or impairments.

Foreign Exchange Risk

The Company's results of operations and foreign currency assets and liabilities are exposed to foreign currency fluctuations.

While the majority of the Company's revenues, cost of revenues, and operating expenses are denominated in USD, a significant portion are denominated in foreign currencies. Due to offering Shopify Payments, Shopify Capital, subscriptions, and other billings to select countries in local currency, a significant proportion of revenue transactions are denominated in British pound sterling ("GBP"), Euros ("EUR") and Canadian dollars ("CAD"). Furthermore, as the Company continues to have significant Canadian operations and as operations continue to expand internationally, a significant proportion of operating expenses are also incurred in the aforementioned foreign currencies.

Although foreign currency fluctuations associated with revenues and costs may partially offset one another in earnings, the Company uses foreign exchange derivative products to mitigate a portion of the remaining exposure of foreign currency fluctuations as discussed in Note 4. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties.

4.Financial Instruments

Debt Securities

The Company holds certain debt securities that are classified as held-to-maturity at the time of purchase as the Company has both the positive intent and ability to hold to maturity. The fair value of corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

The Company also holds debt securities in the form of convertible notes in private companies classified as available-for-sale for which the Company has elected to apply the fair value option. The fair values were determined based on binomial pricing models for which the Company was required to develop its own assumptions, including the underlying entities' valuations.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

The following tables summarize debt securities by significant investment classification and level within the fair value hierarchy:

	As at March 31, 2023
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
	$	$	$	$
Level 1:
U.S. term deposits	—	470	—	481
U.S. federal bonds and agency securities	35	726	—	761
Canadian federal bonds and agency securities	—	640	—	639
Corporate bonds and commercial paper	124	—	—	124
	159	1,836	—	2,005
Level 2:
Corporate bonds and commercial paper	—	1,289	—	1,288
Level 3:
Convertible notes in private companies	—	—	222	222
	159	3,125	222	3,515

The fair values of marketable securities above include accrued interest of $19, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the condensed consolidated balance sheets. Additional accrued interest of $14 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

In the three months ended March 31, 2023, $1 of unrealized losses associated with the Company's convertible notes in private companies were recorded within "net unrealized gain (loss) on equity and other investments" in the condensed consolidated statement of operations and comprehensive income (loss) (March 31, 2022 - $10 of unrealized losses). Additionally, interest income of $2 was recorded within "interest income" in the condensed consolidated statement of operations and comprehensive income (loss) (March 31, 2022 - $2).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

	As at December 31, 2022
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
	$	$	$	$
Level 1:
U.S. term deposits	—	600	—	608
U.S. federal bonds and agency securities	28	741	—	769
Canadian federal bonds and agency securities	202	547	—	750
Corporate bonds and commercial paper	202	—	—	202
Repurchase agreements	99	—	—	99
	531	1,888	—	2,428
Level 2:
Corporate bonds and commercial paper	—	1,516	—	1,518
Level 3:
Convertible notes in private companies	—	—	221	221
	531	3,404	221	4,167

The fair values above include accrued interest of $16, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the condensed consolidated balance sheets. Additional accrued interest of $12 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

All cash equivalents and marketable securities mature within one year of the condensed consolidated balance sheet date.

Equity Investments with Readily Determinable Fair Values

The Company holds equity investments in public companies that were obtained through a combination of direct investment and strategic partnerships.

Equity investments with readily determinable fair values are comprised of:

	March 31, 2023			December 31, 2022
	Level 1	Level 3	Total	Level 1	Level 3	Total
	$	$	$	$	$	$
Affirm Holdings, Inc.	229	—	229	196	—	196
Global-E Online Ltd.	681	28	709	400	51	451
Other	—	—	—	1	—	1
	910	28	938	597	51	648

In the three months ended March 31, 2023, $34 was transferred from Level 3 to Level 1 due to the vesting of warrants associated with an investment in a strategic partnership (March 31, 2022 - $88). The equity investments categorized as Level 3 in the fair value hierarchy represent Global-E unvested warrants that require the application of a discount for lack of marketability which was 10% at March 31, 2023 (December 31, 2022 - 9%).

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Adjustments related to equity and other investments with readily determinable fair values for the three months ended March 31, 2023 and 2022 were as follows:

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Balance, beginning of the period	648	3,206

Adjustments related to equity and other investments with readily determinable fair values:
Investments received not tied to services(1)	—	105
Investments received as non-cash consideration in exchange for services	—	30
Sale of equity and other investments	(1)	—
Net unrealized gains (losses)	291	(1,681)
Balance, end of the period	938	1,660
(1) During the three months ended March 31, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the period and the receipt of shares in certain public companies. Any resulting realized gains or losses were presented as "net realized gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive income (loss).

Equity Investments without Readily Determinable Fair Values

The carrying value of equity investments in private companies without readily determinable fair values are:

	March 31, 2023	December 31, 2022
	$	$
Total initial value	1,467	1,360
Cumulative gross unrealized gains	61	59
Cumulative gross unrealized losses and impairment	(411)	(334)
Total carrying value of equity and other investments without readily determinable fair values (1)	1,117	1,085
(1) As at March 31, 2023, three investments in private companies represent $885 (December 31, 2022 - $880) of the total carrying value of equity and other investments without readily determinable fair values.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Adjustments related to equity and other investments without readily determinable fair values for the three months ended March 31, 2023 and 2022 were as follows:

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Balance, beginning of the period	1,085	543

Adjustments related to equity and other investments without readily determinable fair values:
Purchases of equity and other investments	90	452
Investments received as non-cash consideration in exchange for services	17	47
Gross unrealized gains	2	6
Sales of equity and other investments(1)	—	(13)
Gross unrealized losses and impairments(2)	(77)	—
Balance, end of the period	1,117	1,035
(1) During the three months ended March 31, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the period. Any resulting realized gains or losses were presented as "net realized gain on equity and other investments" in the condensed consolidated statement of operations and comprehensive income (loss).
(2) During the three months ended March 31, 2023, the Company identified an observable price change resulting in a private investment to be remeasured at fair value on a non-recurring basis. The resulting unrealized losses were presented as "net unrealized gain (loss) on equity and other investments" in the condensed consolidated statement of operations and comprehensive income (loss).

As at March 31, 2023, included in the total $1,117 of equity and other investments without readily determinable fair values, $680 was remeasured at fair value and was classified within Level 3 of the fair value measurement hierarchy on a non-recurring basis.

Derivative Instruments and Hedging

As at March 31, 2023, the Company held foreign exchange forward contracts and options for USD, GBP and CAD with a total notional value of $529 (December 31, 2022 - $527), to fund a portion of its operations. The fair value of foreign exchange forward contracts and options was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Derivative Instruments Designated as Hedges

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program, the Company has entered into foreign exchange forward contracts and options with certain financial institutions and designated those hedges as cash flow hedges. The Company is hedging cash flows associated with payroll and facility costs.

The fair values of outstanding derivative instruments were as follows:

	March 31, 2023	December 31, 2022
	$	$
Level 2:
Foreign exchange forward contracts and options assets (classified in other current assets)	2	1
Foreign exchange forward contract liabilities (classified in accounts payable and accrued liabilities)	8	16

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Unrealized gains and unrealized losses related to changes in the fair value of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	March 31, 2023	March 31, 2022
	$	$
Unrealized gains	2	6
Unrealized losses	(7)	(1)
Total net unrealized (losses) gains	(5)	5

These unrealized gains and losses were included in accumulated other comprehensive loss, other current assets, and accounts payable and accrued liabilities on the condensed consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months.

Realized losses related to the maturity of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Realized losses in operating expenses	(8)	(3)

5.Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the condensed consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for credit losses, were as follows:

	March 31, 2023	December 31, 2022	January 1, 2021
	$	$	$
Unbilled revenues, net	123	123	87
Trade receivables, net	79	80	40
Indirect taxes receivable	40	31	39
Accrued interest	19	16	13
Other receivables	15	23	13
	276	273	192

Unbilled revenues represent amounts not yet billed to merchants related to subscription fees for Plus merchants, transaction fees, and shipping and fulfillment charges, and amounts not yet billed to partners related to referral fees as at the condensed consolidated balance sheet date.

The allowance for credit losses reflects the Company's best estimate of probable losses inherent in the unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility and other currently available evidence.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Activity in the allowance for credit losses was as follows:

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Allowance, beginning of the period	16	7
Provision for credit losses related to uncollectible receivables	5	1
Write-offs	(7)	(1)
Allowance, end of the period	14	7

Changes in total deferred revenue were as follows:

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Balance, beginning of the period	564	380
Deferral of revenue	97	139
Recognition of deferred revenue	(105)	(85)
Balance, end of the period	556	434

Current portion	324	248
Long term portion	232	186
	556	434

The opening balances of total current and long-term deferred revenue were $217 and $163, respectively, as of January 1, 2022.

As at March 31, 2023, the long-term deferred revenue, excluding non-cash consideration received, will be recognized ratably over the remaining terms of the contracts with the customers, which range from two to five years.

The Company has received non-cash consideration in the form of equity investments in exchange for services to be rendered as part of strategic partnerships. As the Company is required to provide referral services and other services to support the partners' merchant offerings over the period of the performance obligations, revenue is deferred and recognized over time on a ratable basis over the expected terms of the contracts. Within total deferred revenue outlined above, non-cash consideration represents a significant portion of the balance as at March 31, 2023.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

The table below summarizes the gross changes in deferred revenue associated with this non-cash consideration received for the three months ended March 31, 2023 and 2022.

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Balance, beginning of the period	382	230
Non-cash consideration received in exchange for services	17	77
Revenue recognized related to non-cash consideration	(48)	(26)
Balance, end of the period	351	281

Current portion	137	111
Long term portion	214	170
	351	281

The Company will recognize this revenue ratably over the remaining terms of the respective strategic partnership service agreements, which range from three to seven years.

6.Loans, Merchant Cash Advances and Related Receivables

	March 31, 2023	December 31, 2022	January 1, 2022
	$	$	$
Loans receivable, gross(1)	408	228	73
Allowance for credit losses related to uncollectible loans receivable	(25)	(19)	(3)
Merchant cash advances receivable, gross	294	420	439
Allowance for credit losses related to uncollectible merchant cash advances receivable	(48)	(49)	(38)
Loans, merchant cash advances and related receivables, net	629	580	471
(1) Included in the loans receivable, gross balance as at March 31, 2023 is $4 of interest receivable (December 31, 2022 - $3, January 1, 2022 - $nil)

Loans

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible loans receivable:

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Allowance, beginning of the period	19	3
Provision for credit losses related to uncollectible loans receivable	8	2
Loans receivable charged off, net of recoveries	(2)	(1)
Allowance, end of the period	25	4

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

The following table presents the delinquency status of the gross amount of merchant loans by year of origination. The delinquency status is determined based on the number of days past the contractual or expected repayment date for which the Company anticipates to receive the amounts outstanding. The "current" category represents balances that are within 29 days of the contractual repayment dates, or within 29 days of the expected repayment date.

	March 31, 2023
	Year of origination
	2023	2022	Total	Percent
Current	$297	$89	$386	94.6%
30-59 Days	—	4	4	1.0%
60-89 Days	—	2	2	0.5%
90-179 Days	—	5	5	1.2%
180+ Days	—	11	11	2.7%
Total	$297	$111	$408	100.0%

	December 31, 2022
	Year of origination
	2022	2021	Total	Percent
Current	$215	$—	$215	94.2%
30-59 Days	2	—	2	0.9%
60-89 Days	1	—	1	0.7%
90-179 Days	4	—	4	1.6%
180+ Days	6	—	6	2.6%
Total	$228	$—	$228	100.0%

The Company maintains an internal monitoring list related to its outstanding loans. A merchant's ability and willingness to repay the financing receivables outstanding under the program is analyzed for a variety of factors that include, but are not limited to: current or expected age of the financing, merchant subscription or financing status, merchant GMV trends and other changes to merchant credit profiles. In March 2023, the Company modified its charge off policy to charging off receivables outstanding under the program when the merchant receivable is included on its internal monitoring list for a period of 150 consecutive days (previously 90 consecutive days).

For certain Shopify Capital loans, there is a fixed maximum repayment term. For certain other Shopify Capital loans, the Company calculates an expected repayment date. Using the merchant's contractual or expected repayment date, the Company calculates an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance. In the three months ended March 31, 2023 and 2022, $19 and $6, respectively, of revenue recognized as merchant solutions revenue required the application of an effective interest rate, per ASC 310.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

Merchant Cash Advances

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances receivable:

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Allowance, beginning of the period	49	38
Provision for credit losses related to uncollectible merchant cash advances receivable	8	10
Merchant cash advances receivable charged off, net of recoveries	(9)	(6)
Allowance, end of the period	48	42

7.Goodwill

The Company's goodwill relates to acquisitions of various companies including, but not limited to, Deliverr, Inc. ("Deliverr") which was acquired on July 8, 2022 and 6 River Systems, LLC ("6RS") which was acquired on October 17, 2019.

No goodwill impairment was recognized in the three months ended March 31, 2023 or in the year ended December 31, 2022.

The gross changes in the carrying amount of goodwill as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023	December 31, 2022
	$	$
Balance, beginning of the period	1,836	357
Acquisition of Deliverr	—	1,438
Other acquisitions(1)	29	41
Balance, end of the period	1,865	1,836
(1) During the three months ended March 31, 2023 and the year ended December 31, 2022, the Company completed individually immaterial acquisitions that resulted in goodwill being recognized.

8.Convertible Senior Notes

In September 2020, the Company issued $920 aggregate principal amount of 0.125% convertible senior notes due 2025 (the "Notes"). The net proceeds from the issuance of the Notes were $908 after deducting underwriting fees and offering costs.

The interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025, unless earlier redeemed or repurchased by the Company or converted pursuant to their terms.

The Notes have a conversion rate of 6.9440 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to a conversion price of approximately $144.01 per share, adjusted to give effect to the Share Split. The conversion rate is subject to adjustment following the occurrence of certain specified events, as set out or defined in the supplemental indenture governing the Notes. In addition, upon the occurrence of a make-whole fundamental change prior to the maturity date or upon our issuance of a notice of redemption, as set out or defined in the supplemental indenture governing the Notes, the Company will, in certain circumstances, increase the conversion rate by a number of

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

additional Class A subordinate voting shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change or during the relevant redemption period.

The Company accounts for the Notes as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less total offering costs, plus any amortization of offering costs. Total offering costs upon issuance of the Notes were $12 and are amortized to interest expense using the effective interest rate method over the contractual term of the Notes. Interest expense is recognized at an annual effective interest rate of 0.38% over the contractual term of the Notes.

The net carrying amount of the outstanding Notes was as follows:

	March 31, 2023	December 31, 2022
	$	$
Principal	920	920
Unamortized offering costs	(6)	(7)
Net carrying amount	914	913

The following table sets forth the interest expense recognized related to the outstanding Notes:

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Amortization of offering costs	1	1

As at March 31, 2023, the estimated fair value of the Notes was approximately $813 (December 31, 2022 - $783). The estimated fair value was determined based on the last executed trade for the Notes of the reporting period in an over-the-counter market, which is considered as Level 2 in the fair value hierarchy.

9.Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at March 31, 2023 and December 31, 2022, the effective rate was 7.00% and 6.75%, respectively, and no cash amounts were drawn under this credit facility.

10.Litigation and Loss Contingencies

From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters.

On August 31, 2022, a jury in the U.S. District Court for the District of Delaware returned a verdict finding that the Company infringed three web technology patents owned by Express Mobile, Inc. The Company has challenged the verdict through post-trial motions and the Plaintiff has moved for interest on the amount of the verdict.

The Company currently has no other known material pending litigation or claims. The Company is not aware of any other litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

11.Related Parties

In January 2022, the Company entered a strategic partnership with a private company totaling $97, which is comprised of a $50 cash investment in the private company and the receipt of $47 in non-cash consideration to provide services for a duration of three years. A member of the Company's board of directors also serves as a director on the board of the aforementioned private company. In the three months ended March 31, 2023 and 2022, the Company recognized revenue of $4 and $3, respectively, from the private company for referral services.

12.Shareholders’ Equity

Stock-Based Compensation

As at March 31, 2023 there were 360,964,816 shares reserved for issuance under the Company's Second Amended and Restated Stock Option Plan ("SOP") and the Second Amended and Restated Long Term Incentive Plan ("LTIP").

The following table summarizes the stock option and RSU award activities under the Company's share-based compensation plans for the three months ended March 31, 2023:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2022	14,008,761	36.55	6.71	195	—	10,218,906	43.74
Stock options granted	1,652,375	42.48	—	—	22.75	—	—
Stock options exercised	(624,667)	8.76	—	—	—	—	—
Stock options forfeited	(317,178)	34.64	—	—	—	—	—
RSUs granted	—	—	—	—	—	1,980,660	42.58
RSUs settled	—	—	—	—	—	(2,923,934)	39.82
RSUs forfeited	—	—	—	—	—	(1,723,669)	58.15
March 31, 2023	14,719,291	38.41	6.89	299	—	7,551,963	41.67

Stock options exercisable as of March 31, 2023	9,136,051	33.04	5.50	224
(1) As at March 31, 2023 880,551 of the outstanding stock options were granted under the Company's Fourth Amended and Restated Stock Option Plan ("Legacy Option Plan") and are exercisable for Class B restricted voting shares, 12,165,077 of the outstanding stock options were granted under the Company's SOP and are exercisable for Class A subordinate voting shares, 123,745 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares, and 1,549,918 of the outstanding stock options were granted under the Deliverr 2017 Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A subordinate voting shares as of March 31, 2023 and December 31, 2022, in millions.
As at March 31, 2023 the Company had issued 12,038 DSUs under its LTIP.

In connection with the acquisition of 6RS, 1,220,800 Class A subordinate voting shares were issued with trading restrictions, adjusted to give effect to the Share Split. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at March 31, 2023, 305,200 of the Class A subordinate voting shares remained restricted.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

In connection with the acquisition of Deliverr, 5,397,628 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at March 31, 2023, 5,397,628 of the Class A subordinate voting shares remained restricted.

In connection with other acquisitions, 490,440 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at March 31, 2023, 490,440 of the Class A subordinate voting shares remained restricted.

On May 3, 2023, the Company entered into securities purchase agreements to sell its logistics businesses. For further details, refer to Note 15 - Subsequent Events. We estimate that in connection with these transactions we will recognize additional expense related to the acceleration of stock-based compensation of $170 in the second quarter of 2023.

The following table illustrates the classification of stock-based compensation expense in the condensed consolidated statements of operations and comprehensive income (loss), which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Cost of revenues	2	2
Sales and marketing	14	15
Research and development	101	82
General and administrative	18	19
	135	118

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

13.Changes in Accumulated Other Comprehensive (Loss) Income

The following table summarizes the changes in accumulated other comprehensive (loss) income, which is reported as a component of shareholders’ equity, for the three months ended March 31, 2023 and 2022:

	Accumulated Other Comprehensive (Loss) Income
	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Balance, beginning of the period	(16)	(6)

Other comprehensive income before reclassifications	1	5
Loss on cash flow hedges reclassified from accumulated other comprehensive (loss) income to earnings were as follows:
Sales and marketing	2	1
Research and development	5	1
General and administrative	1	1
Tax effect on unrealized loss on cash flow hedges	—	(2)
Other comprehensive income, net of tax	9	6
Balance, end of the period	(7)	—

14.Income Taxes

The Company's provision for, or recovery of, income taxes is determined by applying the estimated annual effective tax rate to income or loss from recurring operations and adding the effects of any discrete income tax items specific to the period.

The Company updates its estimate of the annual effective tax rate each quarter and makes cumulative adjustments if its estimated annual tax rate changes. The Company’s effective tax rate may be subject to fluctuation during the year as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as the mix of forecasted pre-tax earnings in the various jurisdictions in which the Company operates, valuation allowances against deferred tax assets, the recognition and derecognition of tax benefits related to uncertain tax positions, and changes in or the interpretation of tax laws in jurisdictions where the Company conducts business.

The Company had a provision for income taxes of $8 in the three months ended March 31, 2023, on account of earnings in jurisdictions outside of North America.

The Company had a recovery of income taxes of $179 in the three months ended March 31, 2022, as a result of ongoing operations and other discrete items, primarily related to the unrealized loss on equity and other investments and the change in valuation allowance with respect to deferred income taxes in Canada and the United States. During the three months ended March 31, 2022, the Company recorded a valuation allowance in Canada against its net deferred income tax assets, which arose due to the overall unrealized losses on the Company's equity and other investments.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

15.Subsequent Events

On May 3, 2023, the Company entered into a securities purchase agreement with Flexport, Inc. ("Flexport") to sell the majority of its logistics business in exchange for shares representing a 13% equity interest in Flexport, in addition to its existing equity interest. Also on May 3, 2023, the Company entered into a securities purchase agreement to sell 6RS, part of its logistics business. These transactions are expected to close in the second quarter of 2023, subject to applicable closing conditions. At the time of filing, the accounting for these dispositions is incomplete, however the Company expects to recognize an impairment and an additional expense of $170 related to the acceleration of stock-based compensation in the second quarter of 2023.

On May 4, 2023, the Company also announced a reduction in workforce of approximately 23%. The Company estimates that it will incur approximately a $140 to $150 charge in the second quarter of 2023 in connection with this reduction. This reduction also encompasses Shopify’s planned exit from its logistics offerings.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
(Expressed in US millions, except share and per share amounts)

16.Net Income (Loss) per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as Class A subordinate voting shares and Class B restricted voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended
	March 31, 2023	March 31, 2022
Numerator:
Net income (loss)	$68	$(1,474)
After tax effect of debt interest(1)	$1	$—
Net income (loss) after tax effected debt interest	$69	$(1,474)

Denominator(2):
Basic weighted average number of shares outstanding	1,276,884,726	1,260,130,660
Weighted average effect of dilutive securities:
Stock options	4,952,279	—
Restricted share units	3,446,796	—
Convertible senior notes	6,388,480	—
Deferred share units	9,770	—
Diluted weighted average number of shares	1,291,682,051	1,260,130,660

Net income (loss) per share(2):
Basic	$0.05	$(1.17)
Diluted	$0.05	$(1.17)

Common stock equivalents excluded from net income (loss) per diluted share because they are anti-dilutive(2):
Stock options	637,797	12,302,820
Restricted share units	897,498	12,732,030
Convertible senior notes	—	6,388,480
Deferred share units	—	9,330
	1,535,295	31,432,660
(1) When the Notes are dilutive, the after tax effect of debt interest is added back to net income to calculate diluted net income per share.
(2) Prior year share and per share amounts have been retrospectively adjusted to reflect the Share Split effected in June 2022.